FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Webzen Inc. FY 2009 Q1 Earnings Results
2.	Earnings Report (Fair Disclosure)
3.	Cancellation of Stock Options Granted
4.	Grant of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 14, 2009	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

WEBZEN INC. 2009 Q1 EARNINGS RESULTS

2009 Q1 Results Summary
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
Revenue	7,422	7,211	2.9%	7,146	3.9%
Operating Expenses	5,516	5,862	-5.9%	10,914	-49.5%
Operating Profit	1,905	1,349	41.2%	-3,768	-150.6%
Ordinary Profit	4,672	-1,763	365.0%	-1,894	-346.7%
Net Income	4,356	-2,019	315.8%	-2,108	-306.6%

Revenue
During 1st quarter, we recorded a 7.4 billion KRW revenue and 1.9 billion KRW operating profit (Profit Continuous).
Total operating expenses decreased 5.9% to 5.5 billion KRW due to controlling of operating expenses effectively, thus operating profit increased 41% compared to previous quarter.
Ordinary Profit increased to 4.6 billion won and net income recorded 4.3 billion won.

2009 Q1 Revenue Breakdown
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
Revenue	7,422	7,211	2.9%	7,146	3.9%
Domestic	3,505	3,819	-8.2%	4,757	-26.3%
Overseas	3,855	3,320	16.1%	2,367	62.9%
Other	62	72	-13.9%	22	181.8%

Domestic revenue decreased 8.2% to 3.5 billion KRW. MU and SUN have been showing signs of slowing in Korea, and we will try to increase the revenue with regular updates and adding new payment method. Overseas royalty increased 16.1% to 3.8 billion KRW from previous quarter and revenue.

Domestic Revenue Breakdown
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
MU	3,270	3,409	-4.1%	4,018	-18.6%
Individual	2,817	2,868	-1.8%	3,172	-11.2%
Internet Café	453	541	-16.3%	846	-46.5%
SUN	235	410	-42.7%	739	-68.2%
Individual	163	300	-45.7%	533	-69.4%
Internet Café	73	110	-33.6%	206	-64.6%
Total	3,505	3,819	-8.2%	4,757	-26.3%

MU individual revenue decreased 1.8% to 2.8 billion KRW and internet café revenue decreased 16.3% to 4million KRW.  SUN’s revenue, including internet café revenue, was 235 million KRW.
SUN internet café revenue was slow due to the partial subscription model (micro transaction model) and high competitive market of MMORPG.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
MU	1,399	1,153	21.3%	862	62.3%
Japan	749	751	-0.3%	508	47.4%
Vietnam	197	74	166.2%	13	1415.4%
Taiwan	179	116	54.3%	105	70.5%
China	144	87	65.5%	126	14.3%
US	102	92	10.9%	64	59.4%
Philippines	25	30	-16.7%	43	-41.9%
Singapore	3	3	0.0%	3	0.0%
SUN	2,456	2,167	13.3%	1,505	63.2%
Japan	1,460	889	64.2%	363	302.2%
China	916	1,195	-23.3%	1,074	-14.7%
Taiwan	81	83	-2.4%	68	19.1%
Total	3,855	3,320	16.1%	2,367	62.9%

MU’s overseas royalty revenue increased 21.3% to 1.3 billion won.
MU China, Japan and US revenue have increased with regular updates. SUN’s overseas royalty revenue during first quarter was 2.4billion won which increased 13.3% from previous quarter.

Total Operating Costs
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
Total Operating Costs	5,516	5,862	-5.9%	10,914	-49.5%
Labor Costs	2,769	2,696	2.7%	4,720	-41.3%
Commission Paid	798	814	-2.0%	2,701	-70.5%
Amortization of Intangible Asset	518	452	14.6%	578	-10.4%
Depreciation	175	267	-34.5%	303	-42.2%
Marketing Expenses	95	205	-53.7%	848	-88.8%
Sales Commission	52	64	-18.8%	110	-52.7%
Other	1,109	1,364	-18.7%	1,654	-33.0%

Total Operating Expenses
Labor costs, which constitute about 45% of our total operating costs, decreased 5.9% to 5.5 billion KRW.
As of end of 1st quarter, our total headcount decreased to 314, from 330 end of fourth quarter of 2008. Depreciation decreased 34.5% to 175 million KRW. Sales Commission decreased 18.8% to 52 million KRW. Commission paid decreased 2.0% to 798 million KRW. As a result of minimizing unnecessary marketing expenses, marketing expenses decreased 53.7% to 95million KRW. Other costs were 1.1 billion KRW.

Non-operating Items
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
Non-operating Income	2,767	-3,111	188.9%	1,873	47.7%
Interest Income	672	976	-31.1%	967	-30.5%
Profit (Loss) on Foreign Exchange	2,003	1,303	-53.7%	538	272.3%
Gain on Equity Method	-342	-674	-49.3%	-513	-33.3%
Gain on disposal of Marketable Securities	20	30	-33.3%	390	-94.9%
Other	414	-4,746	-108.7%	491	-15.7%

The interest income recorded 672 million won and the decrease of loss in equity method of 342 million won and the decrease in gain on disposal of marketable securities. However, we have profit recorded 2.0 billion won from the Foreign Exchange
As of end of first quarter, cash, cash equivalents, and marketable securities were 67.9 billion won.

Equity Method
(Unit: KRW mm)
	09.Q1	08.Q4	QoQ	08.Q1	YoY
9Webzen	-	0	-	-63	-
Webzen Taiwan	-1	1	-	-1	-
Webzen China	-14	-390	-	0	-
Webzen America	-326	-286	14.0%	-449	-36.3%
Total	-341	-674	-49.4%	-513	31.4%

We recognized a 341 million KRW loss on equity method from our overseas subsidiaries.

Webzen Inc.
Non-consolidated Balance Sheet

* The FY 2009 Q1 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2009 Q1 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	2009 Q1		2008 Q4
Assets
I. Current assets		79,276,883,733		76,475,160,673
(1) Quick assets		79,276,883,733		76,475,160,673
1. Cash and cash equivalents		49,377,800,886		40,328,785,906
2. Short-term financial instruments	11,294,048,947		10,793,924,271
Government Subsidy	(19,676,200)	11,274,372,747	-19,676,200	10,774,248,071
3. Accounts receivable	9,374,716,128		8,662,819,853
Allowance for doubtful accounts	(630,985,430)	8,743,730,698	-633,782,561	8,029,037,292
4. Short-term loans	432,369,600		468,190,200
Allowance for doubtful accounts	(60,000,000)	372,369,600	-60,000,000	408,190,200
5. Prepaid expenses		524,075,023		295,866,678
7. Derivatives Assets		206,999,225		145,000,000
8. Other current assets
Accrued income receivable		1,001,630,982		1,245,493,355
Non-trade receivable		522,042,328		9,446,035,419
Marketable securities		7,117,492,604		5,787,413,752
Advance payments		0		15,090,000
Prepaid income taxes		136,369,640		0
Value added tax		0		0

II. Non-current assets		55,173,772,151		54,380,881,728
(1) Investments		1,978,683,240		2,690,077,964
1. Long-term financial instruments		1,305,860,000		1,708,909,000
2. Investments in securities according to equity method		111,445,160		114,782,507
3. Long-term loans	6,069,778,080		5,641,438,480
Allowance for doubtful accounts	(5,508,400,000)	561,378,080	-4,775,052,023	866,386,457

(2) PP&E		5,267,403,236		5,461,695,792
1. Land		1,514,373,250		1,514,373,250
2. Buildings and auxiliary facilities	3,363,329,203		3,363,329,203
(Accumulated depreciation)	(478,554,633)	2,884,774,570	-457,533,825	2,905,795,378
3. Equipment	10,752,747,419		10,782,857,647
(Accumulated depreciation)	(10,176,039,278)		-10,077,885,916
Government Subsidy	(1,855,030)	574,853,111	-2,137,129	702,834,602
4. Facilities	1,925,401,135		1,925,401,135
(Accumulated depreciation)	(1,631,998,830)	293,402,305	-1,586,708,573	338,692,562

(3) Intangible assets		5,351,857,032		4,998,235,129
1. Capitalized R&D costs		3,416,973,327		3,057,725,783
2. Computer Software		1,934,883,705		1,940,509,346
3.Other Intangible assets				0

(4) Other non-current assets		42,575,828,643		41,230,872,843
1. Long-term prepaid expenses		30,896,781,893		30,897,106,893
2. Guarantee deposits		10,361,304,600		10,032,963,800
Rent Guarantee	9,875,573,600		9,886,007,600
Other Guarantee	485,331,000		146,556,200
Right for Telephone Facilities	400,000		400,000
3. Other investments		1,317,742,150	0	300,802,150
Total assets		134,450,655,884		130,856,042,401

Liabilities
I. Current liabilities		6,084,774,294		6,208,173,010
1. Debt		0		0
2. Accounts payable		1,218,804,797		849,496,678
3. Accrued expenses		271,058,359		263,021,219
4. Accrued Expenses-Income Taxes		0		5,044,290
5. Unearned revenues		3,770,531,402		3,890,090,675
6. Other current liabilities
Withholdings		97,753,171		135,931,091
WithholdValue added tax		163,772,235		202,296,912
Deposits received		0		0
Provision for other estimated liabilities		67,404,300		77,400,000
Advances received		109,443,027		113,413,152

7. Derivatives Liability		386,007,003		671,478,993

II. Fixed liabilities		5,347,743,192		5,646,156,446
1. Long-term unearned income		2,534,727,659		2,765,718,092
2. Accrued severance benefits		2,813,015,533		2,858,613,917
3. Long-term borrowings		0		21,824,437
Total liabilities		11,432,517,486		11,854,329,456

Capita
I. Capital stock		6,487,000,000		6,487,000,000
1. Common stock		6,487,000,000		6,487,000,000

II. Capital surplus		135,773,206,813		135,527,919,976
1. Additional paid-in capital		135,527,919,976		135,527,919,976
2. Other Capital Surplus		245,286,837		0

III. Capital adjustments		(19,276,137,251)		-19,037,931,510
1. Stock option		938,238,162		1,176,443,903
2. Treasury Stock		(14,069,335,944)		-14,069,335,944
3. Gains on sale of treasury stock		(6,145,039,469)		-6,145,039,469

IV. Accumulated other comprehensive income		(2,020,334,065)		-5,468,189,063
1. Capital Adjustment-Unrealized gains on AFS		1,136,205,914		1,228,952,477
2. Capital Adjustment-Unrealized losses on AFS		(331,920,397)		-4,268,493,352
3. Loss on investments in equity method securities		(2,824,619,582)		-2,428,648,188

V. Retained earnings		1,969,281,372		1,492,913,542
1. Legal appropriated retained earnings		322,500,000		322,500,000
2. Appropriated-Reserve for business rationalization		117,904,363		117,904,363
3. Appropriated-Reserve for future investments		442,699,142		442,699,142
4. Unappropriated retained earnings to be carried forward		1,086,177,867		609,810,037
(Net loss)	(245,787,602)		-10,471,305,597

Total shareholders' equity		122,933,016,869		119,001,712,945

Total liabilities and SE		134,365,534,355		130,856,042,401

Webzen Inc.
Non-consolidated Income Statement

* The FY 2009 Q1 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process

* The FY 2009 Q1 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	2009 Q1	2008 Q4

I. Sales	7,421,752,484	7,210,806,250
Online game	3,566,810,450	3,890,935,852
Royalty	3,854,942,034	3,319,870,398

II. Cost of goods sold	2,876,181,275	3,039,654,253
Online game	2,876,181,275	3,039,654,253
		0
III. Gross profit	4,545,571,209	4,171,151,997

IV. SG&A	2,640,532,765	2,822,450,044
Salaries expenses	1,063,544,639	1,184,852,416
Bonus	51,470,518	4,500,000
Severance benefits	74,500,421	(147,215,903)
Welfare benefits	91,967,130	178,617,654
Travel expenses	27,247,845	34,719,811
Entertainment expenses	38,618,003	55,942,612
Communication expense	12,279,267	15,746,614
Utility expenses	10,252,133	7,613,961
Taxes and dues	43,672,700	163,225,458
Depreciation	35,190,302	55,375,234
Rental expense	120,879,174	161,149,714
Repairs expenses	0	90,910
Insurance premium	38,756,175	43,648,645
Vehicle maintenance expenses	10,564,983	12,428,911
Ordinary research and development expenses	130,092,068	23,461,444
Freight expenses	908,847	3,127,016
Training expenses	6,151,460	26,543,462
Publication expenses	1,926,600	5,168,684
Office supplies expenses	1,012,299	1,261,164

Supplies expenses	4,074,729	7,384,460
Commissions paid	597,136,353	616,743,057
Advertising expenses	95,139,581	204,895,460
Sales commissions	52,257,800	64,027,700
Amortization cost of intangible assets	52,343,719	43,684,046
Sample expenses	0
Compensation expenses assoc. w/ stock options	80,546,019	55,457,514

V. Operating Profit	1,905,038,444	1,348,701,953

VI. Non-operating income	3,324,358,789	2,438,252,483
Interest income	673,183,325	977,486,407
Gains on foreign currency transaction	1,280,918,859	680,009,271
Gains on foreign currency translation	922,482,976	905,640,589
Income from commission	12,000,000	12,000,000
Gains on available for sale securities	27,200,427	30,666,112
Gains on disposition of PPE	411,739	19,237,953
Equity income on investments	0	0
Reversal of Allowance for Doubtful Accounts	15,422,112	111,796,542
Dividend Income	28,167,400	0
Gain in Derivatives	347,471,215	(317,500,000)
Gain on Derivatives	0	16,300,000
Miscellaneous income	17,100,736	2,615,609

VII. Non-operating expenses	557,771,203	5,549,754,952
Interest Expense	1,260,187	1,490,162
Losses on foreign currency transaction	44,536,926	107,373,298
Losses on foreign currency translation	155,365,216	175,503,646
Loss on disposal of tangible assets	0	23,543,740
Equity losses on investments	341,745,730	674,636,210
Losses on disposal of available-for-sale securities	7,641,156	0
Donations	0	450,000
Decr. in Intangible Assets	0	424,000,000
Loss on Derivatives	0	255,512,799
Miscellaneous losses	7,221,988	4,128,961
Impairment Losses on Marketable Securities		3,883,116,136

XI. Income before income tax expenses	4,671,626,030	(1,762,800,516)

XII. Income tax expenses	315,817,622	256,464,201
Tax	297,905,234	218,927,983
Income Taxes	17,912,388	124,903,508

XIII. Net income (loss)	4,355,808,408	(2,019,264,717)

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Donghoon Lee
Investor Relations
+ 82-2-3498-6818
Email: mpower@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Earnings Report (Fair Disclosure)

※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period
Current  Period : 01/01/2009  ~03/31/2009
Accumulated Period: 01/01/2009  ~03/31/2009

Preceding  Period:  10/01/2008  ~12/31/2008

Corresponding  Period  of  The  Previous  Year:  01/01/2008  ~03/31/2008
Accumulated corresponding period           : 01/01/2008  ~03/31/2008

(Unit : mil. KRW)		Current Period	Preceding Period	Amount Increased/Decreased Compared to the Preceding Period(Increase/Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/Decreased Compared to the Corresponding Period of The Previous Year (Increase/Decrease Rate)
Sales	Amount	7,422	7,211	211 (2.93%)	7,146	276 (3.86%)
	Accumulated Amount	7,422	-	-	7,146	276
Operating Income	Amount	1,905	1,349	556 (41.25%)	-3,768	5,673 (Turn Over)
	Accumulated Amount	1,905	-	-	-3,768	5,673
Profit from continuing operation before corporate income tax	Amount	4,672	-1,763	6,434 (Turn Over)	-1,894	6,566 (Turn Over)
	Accumulated Amount	4,672	-	-	-1,894	6,566
Net Income	Amount	4,356	-2,019	6,375 (Turn Over)	-2,108	6,464 (Turn Over)
	Accumulated Amount	4,356	-	-	-2,108	6,464

2. Selective Release		Information Providers		Webzen Inc.
		Intended Audience		Institutional and retail investors, analysts, media etc.
		Date and Time of Information Release		05/14/2009
		(Scheduled) Time and Place for Release of Information		-
3. Contact Information		Person Responsible for Disclosure(Contact Information)		Hyung Chul Kim, CFO
		Person in Charge of Disclosure(Contact Information)		Donghoon Lee, Manager of IR team
		Office in Charge(Contact Information)		Investor Relations (+82-2-3498-1600)
4. Other
		※ Relevant Disclosure

Cancellation of Stock Options Granted

Number of Grantees Cancelled	Concerned Company's employee and director	1
	Affiliated Companies' employee and director	0
2. Number of Shares Cancelled	Common Shares	3,000
	Preferred Shares	-
3. Stock Option Granted after this Cancellation	Common Shares	568,200
	Preferred Shares
4. Reasons for Cancellation		Retirement from the company
5. Date of Board of Directors’ Resolution (Decision Date)		05/14/2009
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors (members of audit committee) in Attendance		Attend

6. Others

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Cho, SunMi	Employee	3,000	-

Grant of Stock Option

1. Number of Grantees		Officers and employee of Company	1
		Officers and employee of Affiliated Company	0
2. Number of Shares to be Granted		Common Shares	12,000
		Preferred Shares	0
3. Terms of Exercise	Exercise Period	From	05-14-2011
		To	05-13-2013
	Exercise Price	Common Shares	13,600
		Preferred Shares	-
4. Granting Method			Grant of new shares, grant of treasury stocks
5. A Decision-making body			Board of Directors
6. Grant Date			05-14-2009
7. Total Stock Option Granted after concerned Grant		Common Shares	580,200
		Preferred Shares	0
8. Date Of Board Of Directors Resolution			05-14-2009
-Attendance of Outside Directors		Present(No.)	3
		Absent(No.)	-
-Attendance of Auditors(members of Audit Committee)			Present
9. Other references concerning investment decisions
1. The Exercise price calculated based on the related regulation
2. The Stock option granted from the resolution of Board of Directors Meeting
3. Other matter will be followed by stock option contract and related regulation.

Details of Grant by Grantees

Grantees	Relationship	Number of Shares Granted		Fair value	Remarks
		Common Shares	Preferred Shares
HwiJun Shin	Employee	12,000	0	6,858	-